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                              October 18, 2021

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

       Amendment No. 1 to Form S-1 filed September 24, 2021

       Prospectus Cover Page, page ii

   1. We note your response to prior comment two. Provide prominent disclosure about the legal and operational
risks associated with being based in or having the majority of the
                                                        company   s operations
in China. Your disclosure should make clear whether these risks could result in a
material change in your operations and/or the value of your common stock could
significantly limit or completely hinder your ability to offer or continue to offer securities to
investors and cause the value of such securities to significantly decline or be worthless. Your
disclosure should address how recent statements and regulatory
                                                        actions by China   s
government, such as those related to the use of variable interest entities and data security or
anti-monopoly concerns, has or may impact the company   s ability to
 Yanzhuan Zheng
FirstName LastNameYanzhuan  Zheng
Microvast Holdings, Inc.
Comapany
October 18,NameMicrovast
            2021         Holdings, Inc.
October
Page 2 18, 2021 Page 2
FirstName LastName
         conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. We note your response to prior comment five. In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your response to prior comment six. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, or your subsidiaries, are covered by permissions requirements from the the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. We note your response to prior comment seven. Please revise your summary to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary made to the holding company and which entity made such transfer, and their tax consequences. If there were no transfers, dividends or distributions, then please revise to include clear disclosure to that effect. Also, we note your risk factor disclosure. Please revise to prominently disclose and discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Please also describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S.
         investors.
5. We note your response to prior comment nine. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Risk Factors, page 16

         We note your response to prior comment 11. Given the Chinese
government   s significant
 Yanzhuan Zheng
Microvast Holdings, Inc.
October 18, 2021
Page 3
6. oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. We note your response to prior comment 12. We reissue this comment. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                               Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                               Division of
Corporation Finance
October 18, 2021 Page 3                                        Office of
Manufacturing
FirstName LastName